Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of

Western Refining Logistics, LP

We consent to the incorporation by reference in Registration Statement (333-191676) on Form S-8 of Western Refining Logistics, LP of our report dated October 15, 2014, relating to the combined financial statements of Western Refining Wholesale Segment as of and for the years ended December 31, 2013 and 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the combined financial statements which were derived from the consolidated financial statements and accounting records of Western Refining, Inc. and to the allocation of certain corporate expenses historically provided by Western Refining, Inc.), included in this Current Report on Form 8-K of Western Refining Logistics, LP filed on October 16, 2014.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

October 16, 2014